UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium 401(k) Savings Plan for Union Employees at
Florence, AL, Mulberry, FL, & Americus, GA
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM 401(K) SAVINGS PLAN
FOR UNION EMPLOYEES AT
FLORENCE, AL, MULBERRY, FL & AMERICUS, GA
TABLE OF CONTENTS
Form 5500-SF 2009 — Short Form Annual Return/Report of Small Employee Benefit Plan

Form 5500-SFDepartment ot the Treasury Internal Revenue Service Short Form Annual Return/Report of Small Employee Benefit PlanThis form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).> Complete all entries in accordance with the instructions to the Form 5500-SF. OMBNos 1210-01101210-00832009Department of Labor Employee Benefits Securty AdmimslraticrThis Form is Open to Public InspectionPension Benefit Guaranty CorporatorPart 1 Annual Report Identification Informationand endingFor calendar plan year 2009 or fiscal plan year beginning|x] single-employer plan [J first return/report Q an amended return/report [J Form 5558one-participant planA This return/report is for: B This return/report is for:C Check box if filing under:Q multiple-employer plan (not multiemployer)j final return/report] short plan year return/report ((ess than 12 months)J automatic extension[] DFVC programj I special extension (enter description)Part II Basic Plan Information— enter all requested information1a Name of planAgrium 401 (k) Savings Plan for Union Employeesat Florence, AL, Mulberry, FL & Americas, GA1b Three-digitplan number (PN) >0221C Effective date of plan 01/01/19972a Plan sponsor’s name and address (employer, if for single-employer plan) AGRIUM US INC.4582 SOUTH ULSTER STREET SUITE 1700 DENVER CO 802372b Employer identification Number(EIN) 91-15895682c P an sponsors telephone number (303)804-44002d Business code ( 325300see instructions)3a Plan administrator’s name and address (if same as Plan sponsor, enter “Same”)3b Administrator’s EIN3c Administrator’s telephone number (303)804-44004 If the name and/or EIN of the plan sponsor has changed since the fast return/report filed for this plan, enter the name, EIN, and the plan number from the fast return/report. Sponsors name4b ein4C PN53 Total number of participants at the beginning of the plan year5a71b Total number of participants at the end of the plan year . .5b6BC Total number of participants with account balances as of the end of the plan year (defined benefit plans do not complete this item)5c1263 Were all of the plan’s assets during the plan year invested in eligible assets’5 (See instructions )[x| Yes [] No § Yes [] Nob Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520 104-46’ (See instructions on waiver eligibility and conditions )If you answered “No” to either 6a or 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.PartiFinancial Information7 Plan Assets and Liabilities (a) Beginning of Year (b)End of Yeara Total plan assets 7a 60,343 77, 541b Total plan liabilities 7bC Met plan assets (subtract line 7b from line 7a) 7c 60, 343 77, 5418 Income, Expenses, and Transfers for this Plan Year (a) Amount (b) Total3 Contributions received or receivable from:(1) Employers ,.., 8a{1)(2) Participants 8a{2) 7,410(3) Others (including rollovers) 8a<3)b Other income (loss) 3b 9,830C Total income (add Imes 8a(1), 8a(2), 8a(3), and 8b) 8c 17,240d Benefits paid (including direct rollovers and insurance premiums to provide benefits) 3d6 Certain deemed and/or corrective distributions (see instructions).. . Sof Administrative service providers (salaries, fees, commissions) 8fg Other expenses 8j 42h Total expenses (add lines 8d, 8e, 8f, and 8g) 8h 42i Net income (loss) (subtract line 8h from line 8c) 8i 17, 198j Transfers to (from) the plan (see instructions)BjForm 5500-SF (2009)For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500-SF.O63071 03

Form 5500-SF 2009Page2-CZIPart IV Plan Characteristics9a If ‘he plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:X2E 2F 2G 2J 3D 3Hb If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:PartV Compliance Questions10 During the plan year: Yes No Amount3 Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program) 10a Xb Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reportedon line 10a.) , 10b XC Was the plan covered by a fidelity bond? 1flr, X 15,OOOrOOQd Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty? 10rl Xe Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service or other organization that provides some or all of the benefits under the plan? (See instructions.) 10fi Xf Has the plan failed to provide any benefit when due under the plan’ XQ Did the plan have any participant loans1’’ (If “Yes “ enter amount as of year end.) X 5, 967h If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520,101-3.) 10h Xj If 10h was answered “Yes,” check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3 10iPart VI Pension Funding ComplianceYesNo11 Is this a defined benefit plan subject to minimum funding requirements? (If “Yes,” see instructions and complete Schedule SB (Form 5500))12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA?.. J Yes |x| No(If “Yes,” complete 12a or12b, 12c, 12d,and 12e below, as applicable.) a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter rulinggranting the waiverMonth Day Year12b12c12dIf you completed line 12a, complete lines 3, 9, and 10 of Schedule MB {Form 5500), and skip to line 13.b Enter the minimum required contribution for this plan yearC Enter the amount contributed by the employer to the plan for this plan yeard Subtract trie amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount)Will the minimum funding amount reported on line 12d be met by the funding deadline? i | Ves i J No J N/A Part VIIPlan Terminations and Transfers of Assets13a Has a resolution to terminate the plan been adopted during the plan year or any prior year’’ If “Yes,” enter the amount of any plan assets that reverted to the employer this year13aYes No[] Yes ik] Nob Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?C If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)13c(1) Name of plan(s): 13c(2) EIN(s) 13c(3)PN(s)Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to trie best of my knowledge and belief, it is true, correct, and complete.SIG N HERESignature of plan administrator Date Enter name of individual signing as plan administratorSIGN HERESignature of employer/plan sponsor Date Enter name of individual signing as employer or plan sponsorO63071 04

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2010	AGRIUM 401(K) SAVINGS PLAN FOR UNION EMPLOYEES AT FLORENCE, AL, MULBERRY, FL, & AMERICUS, GA
	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard President and Chief Executive Officer